Exhibit 99.1

Westport Fuel Systems Announces New Director Nominee for the Upcoming Annual General Meeting

~Longstanding director to retire as previously indicated~

VANCOUVER, June 23, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced Mr. Wade Nesmith, Chairman of Primero Mining Corp., and past founding director of Westport Innovations Inc., as a new nominee to stand for election at the upcoming Annual General Meeting of Shareholders on June 28, 2017.

"We are pleased to nominate Mr. Nesmith for election as a director to the Westport Fuel Systems Board of Directors", said Chairman Brenda Eprile. "Wade's expertise in corporate governance and capital markets, combined with international experience and knowledge of the alternative fuel industry through previous positions with Westport Innovations make him a strong candidate for our Board as we approach the commercial launch of Westport™ HPDI 2.0."

Mr. Nesmith founded Primero Mining Corp. in 2007 and currently acts as its Chairman.  In addition, he served as a director of Silver Wheaton Corp. from 2004 to 2016. Mr. Nesmith joined Westport Innovations (now Westport Fuel Systems) as a founding director in 1996 and served as director to 2000 while also holding various positions with the company until 2003, including President, Western Europe and VP of Strategic Development.  He was responsible for capital markets as well as all operations in Europe including OEM relationships.  From 2004 to 2010, Mr. Nesmith was an associate counsel at Lang Michener LLP (now McMillan LLP), where he had also previously been counsel and partner.  Mr. Nesmith has also been a director of Polymer Group, Inc., Broadpoint Securities and Oxford Automotive. He served as the Superintendent of Brokers for the Province of British Columbia from 1989 to 1992, and obtained his Bachelor of Law degree from York University's Osgoode Hall Law School in 1977.

As described in the Westport Fuel Systems proxy circular in respect of the Annual General Meeting, Mr. Nesmith is a replacement nominee director, to replace Dr. Warren Baker who previously indicated his intention to retire once a suitable replacement had been identified.  Dr. Baker has indicated that he will not be standing for re-election to the board of directors at the Annual General Meeting and has withdrawn his name from consideration.

"The Board cannot thank Warren enough for his commitment to Westport Fuel Systems over the past 15 years", said Chairman Brenda Eprile. "As both a member and previous Chair of the Board, Warren has made significant contributions to the success and growth of the company. His distinguished career in science and technology has helped Westport Fuels Systems drive innovation and technology to become the world leader in alternative fuel systems and components. We wish him well in his future endeavors."

Westport Fuel Systems nominees for election as directors consists of all current directors that will stand for re-election: Brenda J. Eprile (Chair), Nancy Gougarty (Chief Executive Officer), Anthony Harris, Colin S. Johnston, Scott Mackie, Rodney Nunn, and Peter Yu, plus the now nominated Wade Nesmith in place of Dr. Warren Baker.

The form of management proxy previously distributed to registered shareholders in connection with the Annual General Meeting provides management with discretionary authority to vote on amendments or variations to matters coming before the meeting and it is intended that all such proxies will be voted FOR Mr. Nesmith as the new proposed director nominees. Therefore, if a registered shareholder has submitted a management proxy and does not wish to change their voting instructions contained in such proxy, no further action is necessary. However, if a registered shareholder has submitted a management proxy and does not wish the proxy to be voted in this manner, they may revoke their proxy by personally attending the meeting, revoking their proxy and voting their shares in person. A registered shareholder may also revoke their proxy by depositing an instrument in writing either at the office of Computershare, at any time up to and including the last business day before the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment in the fashion described in the proxy circular in respect of the Meeting. If a registered shareholder revokes their proxy and wants to submit a new proxy their new proxy must be received by Computershare prior to the proxy cutoff, as described in the proxy circular. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must arrange for their nominees to revoke the proxy on their behalf.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains certain "forward looking statements" within the meaning of applicable securities laws. Words such as "anticipates", "believes", "expects", "intends", "will", "should", "may", and similar expressions may be used to identify forward looking statements. Forward looking statements are not statements of historical fact and reflect Westport Fuel Systems' current views about future events. This press release contains forward-looking statements, including statements regarding the anticipated conduct of the Meeting and directors proposed for nomination at such Meeting. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the conduct and outcome of the Annual General Meeting, as well as other risk factors and assumptions that may affect our actual results, performance or achievements discussed in Westport's Annual Information Form for the year ended December 31, 2016, and other filings made with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/23/c7356.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 23-JUN-17